Exhibit 21.1

SUBSIDIARIES OF NORTHERN TIER ENERGY LLC.

The subsidiaries of Northern Tier Energy LLC are listed below.

Name	State of Organization	Percent Owned
Northern Tier Finance Corporation	Delaware	100.0%
St. Paul Park Refining Co. LLC	Delaware	100.0%
Northern Tier Bakery LLC	Delaware	100.0%
Northern Tier Retail LLC	Delaware	100.0%
SuperAmerica Franchising LLC (wholly-owned by Northern Tier Retail LLC)	Delaware	100.0%
MPL Investments Inc. (17% of preferred interests owned by St. Paul Park Refining Co. LLC)	Delaware	17.0%
Minnesota Pipe Line Company LLC (17% of common interests owned by St. Paul Park Refining Co. LLC)	Delaware	17.0%